UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Index Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Tianquan Mo

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the Issuer, evidenced by American Depositary Receipts, each representing one of one Class A ordinary share. No CUSIP has been assigned to the Class A Ordinary Shares or Class B Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,372,742 Class A Ordinary Shares 18,227,259 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,372,742 Class A Ordinary Shares 18,227,259 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,372,742 Class A Ordinary Shares 18,227,259 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% of the Class A Ordinary Shares 77.1% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 66,411,428 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of December 31, 2020.

CUSIP No. 16954W101

1.	Names of Reporting Persons. ACE Smart Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,178,016 Class A Ordinary Shares 135,344 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,178,016 Class A Ordinary Shares 135,344 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,016 Class A Ordinary Shares 135,344 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% of the Class A Ordinary Shares 0.6% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 66,411,428 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of December 31, 2020.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,279,670 Class A Ordinary Shares 7,362,396 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,279,670 Class A Ordinary Shares 7,362,396 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,279,670 Class A Ordinary Shares 7,362,396 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4% of the Class A Ordinary Shares 31.1% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 66,411,428 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of December 31, 2020.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Next Decade Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,425,974 Class A Ordinary Shares 9,334,119 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,425,974 Class A Ordinary Shares 9,334,119 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,974 Class A Ordinary Shares 9,334,119 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% of the Class A Ordinary Shares 39.5% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 66,411,428 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of December 31, 2020.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 249,463 Class A Ordinary Shares 1,040,861 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 249,463 Class A Ordinary Shares 1,040,861 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,463 Class A Ordinary Shares 1,040,861 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% of the Class A Ordinary Shares 4.4% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 66,411,428 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of December 31, 2020.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Ateefa Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 71,554 Class A Ordinary Shares 118,204 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 71,554 Class A Ordinary Shares 118,204 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,554 Class A Ordinary Shares 118,204 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Class A Ordinary Shares 0.5% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 66,411,428 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of December 31, 2020.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Deanhale Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 110,052 Class A Ordinary Shares 181,800 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 110,052 Class A Ordinary Shares 181,800 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,052 Class A Ordinary Shares 181,800 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% of the Class A Ordinary Shares 0.8% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 66,411,428 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of December 31, 2020.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Fang Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,731,275 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,731,275 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,731,275 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% of the Class A Ordinary Shares 47.0% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 66,411,428 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of December 31, 2020.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Open Land Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 58,013 Class A Ordinary Shares 54,535 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 58,013 Class A Ordinary Shares 54,535 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,013 Class A Ordinary Shares 54,535 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Class A Ordinary Shares 0.2% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 66,411,428 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of December 31, 2020.

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed to amend the Schedule 13D as originally filed with the Securities and Exchange Commission on June 21, 2019, as amended by Amendment No. 1 on January 7, 2020 and by Amendment No. 2 on June 25, 2020 (the “Original Schedule 13D”), and relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) of China Index Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Schedule 13D have the respective meanings set forth in the Original Schedule 13D. The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Market under the symbol “CIH.” As used in this Schedule 13D, the term “Ordinary Shares” includes Class A Ordinary Shares and Class B Ordinary Shares.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”). The members of the group are:

1)            Tianquan Mo, a PRC citizen and the founder and the Chairman of the board of directors of the Issuer (“Mr. Mo”);

2)             ACE Smart Investments Limited (“ACE Smart”), a company limited by shares incorporated under the Laws of Hong Kong, whose register office is at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong; as of the date hereof, ACE Smart is wholly owned by Mr. Mo;

3)            Media Partner Technology Limited (“Media Partner”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding, and all of the shares of Media Partner are held in The MC Trust, for which Butterfield Fiduciary Services (Cayman) Limited serves as trustee.  Mr. Mo’s wife is the sole director of Media Partner;

4)            Next Decade Investments Limited (“Next Decade”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding, and all of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse Trust Limited serves as trustee.  Mr. Mo’s wife is the sole director of Next Decade;

5)            Karistone Limited (“Karistone”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Karistone is wholly owned by Mr. Mo;

6)            Ateefa Limited (“Ateefa”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Ateefa is wholly owned by Mr. Mo;

7)            Deanhale Limited (“Deanhale”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Deanhale is wholly owned by Mr. Mo;

8)            Fang Holdings Limited (“Fang”), an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its registered office is at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands, and its principal business address at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, 100070, PRC. Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Please refer to the Form 20-F filed by Fang on May 27, 2020 for its shareholding information. Mr. Mo is the Chairman of the board of directors of Fang;

9)           Open Land Holdings Limited (“Open Land”), a company limited by shares incorporated under the Laws of Hong Kong, whose register office is at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong; as of the date hereof, Open Land is wholly owned by Mr. Mo;

As of the date hereof, Fang was owned as to 1.6% by Deanhale, as to 1.0% by Karistone, as to 1.1% by Ateefa, as to 14.1% by Media Partner, as to 16.1% by Next Decade, as to 0.5% by Open Land and as to 1.2% by ACE Smart.

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

On July 16, 2021, ACE Smart (the “Transferee”) entered into a share transfer agreement (the “Share Transfer Agreement”) with LUPIN CAPITAL FUND I, L.P. (the “Transferor”) to purchase 1,096,086 ADSs of the Issuer, representing 1,096,086 Class A Ordinary Shares, at the price of USD2.08 per ADS, amounting to an aggregate purchase price of USD2,279,859. ACE Smart obtained the funds to purchase the ADSs from its working capital. As the purchase was not made during a trading window as provided in the Issuer’s Insider Trading Policy, a waiver from the Compliance Officer of the Issuer was obtained for the purchase.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The Reporting Person acquired the Ordinary Shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the ADSs, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations, dispositions, mergers, reorganization or liquidation involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), purchasing additional ADSs, selling some or all of their ADSs, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, ACE Smart is the record holder of 1,096,086 Class A Ordinary Shares, evidenced by ADSs, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 81,930 Class A Ordinary Shares representing 1.8% of issued and outstanding Class A Ordinary Shares; and (ii) as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 135,344 Class B Ordinary Shares, representing 0.6% of issued and outstanding Class B Ordinary Shares.

As of the date hereof, Media Partner (i) is the record holder of certain employee stock options and restricted shares (exercisable within 60 days of the date hereof), which options and restricted shares entitle Media Partner to acquire 1,331,336 Class A Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 948,334 Class A Ordinary Shares, representing 3.4% of the issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 5,795,802 Class B Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 1,566,594 Class B Ordinary Shares, representing 31.1% of the issued and outstanding Class B Ordinary Shares Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Next Decade (i) is the record holder of 14,177 Class A Ordinary Shares, evidenced by ADSs, and certain employee stock options and restricted shares (exercisable within 60 days of the date hereof), which options and restricted shares entitle Next Decade to acquire an additional 1,331,335 Class A Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 1,080,462 Class A Ordinary Shares, representing 3.7% of issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 5,794,757 Class B Ordinary Shares, and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Next Decade to acquire an additional 1,754,500 Class B Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 1,784,862 Class B Ordinary Shares, representing 39.5% of issued and outstanding Class B Ordinary Shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Karistone (i) is the record holder of certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Karistone to acquire 180,211 Class A Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 69,252 Class A Ordinary Shares, representing 0.4% of issued and outstanding Class A Ordinary Shares, (ii) is the record holder of 926,461 Class B Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 114,400 Class B Ordinary Shares, representing 4.4% of issued and outstanding Class B Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Share are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Fang is the record holder of 6,731,275 Class A Ordinary Shares, representing 10.1% of the issued and outstanding Class A Ordinary Shares, and 11,119,686 Class B Ordinary Shares, representing 47.0% of the issued and outstanding Class B Ordinary Shares.

As of the date hereof, Deanhale (i) as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 110,052 Class A Ordinary Shares, representing 0.2% of issued and outstanding Class A Ordinary Shares; and (ii) as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 181,800 Class B Ordinary Shares, representing 0.8% of issued and outstanding Class B Ordinary Shares.

As of the date hereof, Open Land (i) is the record holder of 25,000 Class A Ordinary Shares, evidenced by ADSs, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 33,013 Class A Ordinary Shares, representing 0.1% of issued and outstanding Class A Ordinary Shares. (ii) as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 54,535 Class B Ordinary Shares, representing 0.2% of issued and outstanding Class B Ordinary Shares.

As of the date hereof, Ateefa (i) as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 71,554 Class A Ordinary Shares, representing 0.1% of issued and outstanding Class A Ordinary Shares. (ii) as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 118,204 Class B Ordinary Shares, representing 0.5% of issued and outstanding Class B Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated July 20, 2021 by the Reporting Persons
Exhibit 99.2	Share Transfer Agreement entered into on July 16, 2021 between the Transferor and the Transferee

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2021

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo

ACE SMART INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Jing Cao
	Name:	Jing Cao
	Title:	Director

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Jing Cao
	Name:	Jing Cao
	Title:	Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

ATEEFA LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

DEANHALE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

FANG HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

OPEN LAND HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Chairman of China Index Holdings Limited, Director of ACE Smart Investments Limited, Director of Ateefa Limited, Director of Deanhale Limited, Director of Karistone Limited, Chairman of Fang Holdings Limited, and Director of Open Land Holdings Limited, Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, PRC

Jing Cao (U.S. citizen)	Director of Media Partner, Director of Next Decade, and Director of Open Land Holdings Limited, c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands